FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               28 July, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Directorate Change sent to the London Stock Exchange on 28 July, 2004 press release

PR0426

                     DAVID ARCULUS BECOMES CHAIRMAN OF MMO2


Released: 28 July 2004


David Arculus today became Chairman of mmO2 plc at the conclusion of the Company's Annual General Meeting in Reading, when David Varney stood down from the position. Speaking at the meeting in anticipation of his new role, he thanked David Varney for handing over the Company in such good shape.


Addressing shareholders, David Arculus said: "We are financially strong and have built a powerful, iconic O2 brand. Revenue is growing fast, the Company has modest debt and, with a strong management team led by the Chief Executive, Peter Erskine, we have so far outperformed most City expectations.


"O2 is in a good position. Taking the Company forward to the next phase of its development and further strengthening its position in Germany, the United Kingdom and Ireland will be challenging but achievable. Having spent the majority of my working life in media I'm passionate about the development of media and content services on mobile, be they messaging, music, news, games, information or sport. From my utility experience I am equally aware that out service to customers should be of the highest possible quality; both in terms of customer support and of network quality."


He added, "We will continue to focus on better segmentation to gain a closer understanding of our customers' needs and behaviours. We will work even harder to differentiate our business by delivering intuitive, easy-to-use and fairly priced products and services - particularly in the data field - that our customers value highly, based on proven technology."


David Varney commented: "I'm delighted to be able to hand over my responsibilities to David Arculus who has been a member of the Board for the last year - ensuring a smooth succession.


"mmO2 had an extremely successful year resulting in the first ever pre-tax profit two years ahead of original expectations. At de-merger in November 2001, our priority was to invest cash back into the development of the business. Having achieved profitability we think it is time to review that policy and we now expect to update shareholders on our findings in November.


"My time at mmO2 has been immensely rewarding and I shall miss working as part of the talented mmO2 team, although I am looking forward to the challenging role that lies ahead of me in the public sector."

                                     -ends-


Note to Editors

David Arculus joined mmO2 as a non-executive director on 1 April 2003. He is relinquishing his chairmanship of Severn Trent plc, at the end of December 2004 as announced earlier by Severn Trent. He is also chairman of the Better Regulation Task Force and holds a non-executive directorship at Barclays plc.

Having successfully led the Company through demerger on a full-time basis, David Varney has served as part-time chairman since 1 April 2003 and takes up the new position of executive chairman of HM Revenue & Customs from September, this year.


mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.



Richard Poston                                     Simon Gordon
Director, Corporate Affairs                        Press Relations Manager
mmO2 plc                                           mmO2 plc
richard.poston@o2.com                              simon.gordon@o2.com

t: +44 (0)1753 628039                              t: +44 (0)771 007 0698


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 July, 2004                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary